# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cool Co Ltd., CIK 0001944057
CUSIP: G2415A113
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 7 CLARGES STREET, 5TH FLOOR, LONDON, United Kingdom (X0), W1J 8AE
Date of event which requires filing of this statement: 10/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001770120

## Reporting persons
- JNE Partners LLP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,708,686; sole dispositive power 0; shared dispositive power 2,708,686; aggregate amount beneficially owned 2,708,686 (5.12% of the class)
  Comment: The percentage used herein and in the rest of this Schedule 13G is calculated based on 53,726,718 shares of common stock outstanding and 858,689 shares of common stock held by the Issuer as treasury shares as of September 25, 2025, as reported in Exhibit 99.1 of the Company's Form 6-K filed with the Securities and Exchange Commission on September 29, 2025.
- JNE Master Fund LP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,708,686; sole dispositive power 0; shared dispositive power 2,708,686; aggregate amount beneficially owned 2,708,686 (5.12% of the class)
  Comment: The percentage used herein and in the rest of this Schedule 13G is calculated based on 53,726,718 shares of common stock outstanding and 858,689 shares of common stock held by the Issuer as treasury shares as of September 25, 2025, as reported in Exhibit 99.1 of the Company's Form 6-K filed with the Securities and Exchange Commission on September 29, 2025.
- Jonathan Esfandi: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,708,686; sole dispositive power 0; shared dispositive power 2,708,686; aggregate amount beneficially owned 2,708,686 (5.12% of the class)
  Comment: The percentage used herein and in the rest of this Schedule 13G is calculated based on 53,726,718 shares of common stock outstanding and 858,689 shares of common stock held by the Issuer as treasury shares as of September 25, 2025, as reported in Exhibit 99.1 of the Company's Form 6-K filed with the Securities and Exchange Commission on September 29, 2025.

## Item 1. Issuer
Name of issuer: Cool Co Ltd.
Address of issuer's principal executive offices: 7 CLARGES STREET, 5TH FLOOR, LONDON, UNITED KINGDOM, W1J 8AE.

## Item 2. Person Filing
Name of person filing:
JNE Partners LLP ("JNE Partners")
JNE Master Fund LP ("JNE Master Fund")
Jonathan Esfandi
Address of principal business office or, if none, residence:
For each of JNE Partners and Jonathan Esfandi: 20 Balderton Street, London, W1K 6TL, United Kingdom
For JNE Master Fund: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Citizenship:
JNE Partners: An England and Wales Limited Liability Partnership
JNE Master Fund: A limited partnership formed under the laws of the Cayman Islands
Jonathan Esfandi: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,708,686
Percent of class:
5.12

The percentage used herein and in the rest of this Schedule 13G is calculated based on 53,726,718 shares of common stock outstanding and 858,689 shares of common stock held by the Issuer as treasury shares as of September 25, 2025, as reported in Exhibit 99.1 of the Company's Form 6-K filed with the Securities and Exchange Commission on September 29, 2025.
Sole power to vote or to direct the vote: Not Applicable
Shared power to vote or to direct the vote:
JNE Partners LLP 2,708,686
JNE Master Fund LP 2,708,686
Jonathan Esfandi 2,708,686
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition:
JNE Partners LLP 2,708,686
JNE Master Fund LP 2,708,686
Jonathan Esfandi 2,708,686

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JNE Partners LLP: Andrew Lobb, COO (10/28/2025)
- JNE Master Fund LP: Andrew Lobb, COO JNE Partners LLP as investment manager (10/28/2025)
- Jonathan Esfandi: Jonathan Esfandi, N/A (10/28/2025)